EXHIBIT F

OLDEN LANE SECURITIES LLC
BALANCE SHEET
As of December 31, 2014

ASSETS
Current Assets:
Cash - PNC Checking	$ 50,100.00
Total Current Assets	50,100.00
Property and Equipment:
Total Property and Equipment	0.00
Other Assets:
Total Other Assets	0.00
Total Assets	$ 50,100.00
LIABILITIES & CAPITAL
Current Liabilities:
Total Current Liabilities	$ 0.00
Long-Term Liabilities:
Total Long-Term Liabilities	0.00
Total Liabilities	0.00
Capital:
Member's Contribution	50,100.00
Net Income	0.00
Total Capital	50,100.00
Total Liabilities & Capital	$ 50,100.00

E-201

OLDEN LANE SECURITIES LLC
PROFIT AND LOSS STATEMENT
As of December 31, 2014

Year Ended December 31, 2014
Revenues
Total Revenues	$ 0.00
Cost of Sales
Total Cost of Sales	0.00
Gross Profit	0.00
Expenses
Total Expenses	0.00
Net Income	$ 0.00

E-202